For Immediate Release

NOVADAQ Reports Fourth Quarter and Full Year 2015 Financial Results

Toronto, Ontario – February 17, 2016 - Novadaq Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced its fourth quarter and full year 2015 financial results. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

Fourth Quarter 2015 Operating Results

For the three months ended December 31, 2015, NOVADAQ reported revenues of $20.0 million. As previously disclosed, this reflected increases of approximately 54% from $13.0 million in the fourth quarter of 2014 and 18% sequentially over $17.0 million in the previous quarter. Product sales increased by $9.3 million, or 95%, primarily due to a 89% increase in capital sales and a 107% increase in recurring revenue.

The following table sets out certain supplemental quarterly revenue and installed base metrics to assist investors in following the Company’s progress over time:

	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Change
					(Q4 vs. Q3)

REVENUES (million’s)
Recurring	$4.9	$5.7	$6.1	$6.7	+11%
Capital	$3.6	$6.5	$7.7	$10.3	+33%
Total Direct	$8.5	$12.2	$13.8	$17.0	+23%
Partnered/International	$3.2	$2.9	$3.2	$3.0	-7%
Total	$11.7	$15.1	$17.0	$20.0	+18%

INSTALLED BASE
Direct Systems	575	611	647	710	+10%
Recurring Revenue/Direct System	$8,566	$9,251	$9,352	$9,465	+1%

The Company estimates that 11,400 procedures were performed using SPY technology systems during the fourth quarter, up 15% year-over-year and 9% quarter-over-quarter.

Fourth quarter gross profits rose to $14.4 million (72% margin) compared to gross profits of $9.1 million (70%) in the same period last year.

Net loss for the 2015 fourth quarter was $9.8 million, or $0.17 basic loss per share, compared with net loss of $17.6 million, or $0.32 basic loss per share, in Q4-2014. The change was primarily the result of an increase in gross profit of $5.2 million and a decrease in warrant revaluation expense of $3.7 million. Offsetting these amounts was a $1.2 million increase in operating expenses.

Fourth quarter 2015 operating burn (cash consumed by operating activities before changes in working capital) was $3.3 million compared to $7.6 million in the fourth quarter of 2014. This difference in operating burn was mainly driven by an increase in gross profit and reduced administrative expenses, which were partially offset by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure and higher research and development expenses. During Q4-2015, working capital increased by $5.0 million, driven by increased inventories and accounts receivable and a decrease in accounts payable and accrued liabilities.

“We delivered a strong fourth quarter, characterized not only by growth in revenue and margin, but also by an increase in the pace of installed base expansion and device utilization,” commented Arun Menawat, NOVADAQ’s President and Chief Executive.

Full Year 2015 Operating Results

For the year ended December 31, 2015, NOVADAQ’s revenues were $63.8 million, an increase of 37% from $46.6 million in 2014. Full year 2015 gross profits of $45.1 million (71% margin) represented an increase of 48% compared to gross profits of $30.5 million (66% margin) in 2014. Full year 2014 operating burn was $23.8 million compared to $12.5 million in 2014. NOVADAQ’s net loss for the year ended December 31, 2015 was $30.8 million, or $0.55 basic loss per share, compared to a net loss of $24.4 million, or $0.44 basic loss per share, in 2014.

Cash and cash equivalents were $106.8 million at December 31, 2015, reflecting a decrease of $34.7 million compared to the cash position as at December 31, 2014.

"Our direct sales team performed well in 2015,” said Dr. Menawat. “It reinvigorated the SPY Elite business, expanded the overall installed base of all of our imaging systems by more than 30%, and delivered more than 80% of total revenue. We are well positioned for continued growth in 2016 and beyond, driven by an effective sales team, our pipeline of current products and new product candidates, and the increasing awareness of SPY technology’s compelling value proposition within the new operating environment in which the healthcare industry is moving away from paying for volume towards paying for clinical benefit.”

Current 2016 Outlook

As previously disclosed, based on the Company’s business planning and budgeting activities, NOVADAQ anticipates its full year revenue for the fiscal year ending December 31, 2016 to be in the approximate range of $84 million to $86 million, representing total year-over-year revenue growth of between 32% and 35%.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, February 17, 2016 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13629744 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 160 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	December 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$106,790,202	$141,447,544
Accounts receivable	21,767,746	13,503,303
Prepaid expenses and other assets	3,362,854	1,205,250
Income taxes recoverable	—	29,341
Inventories	10,680,885	6,798,198
	142,601,687	162,983,636
Non-current assets
Property and equipment, net	14,830,114	13,647,819
Intangible assets, net	18,539,790	20,249,915

Total Assets	$175,971,591	$196,881,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12,145,572	$5,345,539
Provisions	454,579	335,204
Deferred revenue	1,124,808	403,816
Income taxes payable	12,500	—
Distribution rights payable	250,000	250,000
	13,987,459	6,334,559
Non-current liabilities
Deferred revenue	849,299	551,875
Distribution rights payable	1,735,012	1,630,819
Shareholder warrants	16,437,795	25,873,085

Total Liabilities	$33,009,565	$34,390,338

Shareholders' Equity
Share capital	$322,687,011	$315,651,455
Contributed surplus	16,400,830	12,134,913
Deficit	(196,125,815)	(165,295,336)

Total Shareholders' Equity	$142,962,026	$162,491,032

Total Liabilities and Shareholders' Equity	$175,971,591	$196,881,370

Total number of common shares outstanding	56,253,327	55,572,568

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

Product sales	$19,103,608	$9,802,463	$60,798,575	$40,696,216
Royalty revenue	587,425	745,000	2,022,822	1,908,575
Partnership fee revenue	—	2,316,666	—	3,291,666
Service revenue	327,444	157,517	990,815	704,036
Total revenues	20,018,477	13,021,646	63,812,212	46,600,493
Cost of sales	5,648,556	3,897,738	18,726,012	16,058,409
Gross profit	14,369,921	9,123,908	45,086,200	30,542,084

Selling and distribution expenses	13,157,236	7,505,793	54,517,823	27,684,361
Research and development expenses	4,816,727	3,393,463	17,549,388	10,781,541
Administrative expenses	2,587,381	3,934,439	9,051,435	10,295,104
Termination fee	—	4,500,000	—	4,500,000
Total operating expenses	20,561,344	19,333,695	81,118,646	53,261,006

Loss from operations	(6,191,423)	(10,209,787)	(36,032,446)	(22,718,922)

Finance costs	(26,049)	—	(104,193)	—
Finance income	84,015	48,223	249,637	225,885
Warrants revaluation adjustment	(3,660,924)	(7,355,550)	5,020,977	(1,836,022)
Gain on investment	—	—	—	25,000
Loss before income taxes	($9,794,381)	($17,517,114)	($30,866,025)	($24,304,059)
Income tax recovery (expense)	(12,617)	(34,395)	35,546	(49,804)
Net loss and comprehensive loss for the period	($9,806,998)	($17,551,509)	($30,830,479)	($24,353,863)

Basic loss and comprehensive loss per share for the period	($0.17)	($0.32)	($0.55)	($0.44)

Diluted loss and comprehensive loss per share for the period	($0.17)	($0.32)	($0.63)	($0.44)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	($9,806,998)	($17,551,509)	($30,830,479)	($24,353,863)
Items not affecting cash
Depreciation of property and equipment	1,305,147	1,235,753	5,134,692	4,906,487
Amortization of intangible assets	423,199	286,881	1,710,125	803,303
Stock-based compensation	1,100,425	1,027,556	5,073,548	4,371,940
Imputed interest on distribution rights payable	26,049	—	104,193	—
Shareholder warrants revaluation adjustment	3,660,924	7,355,550	(5,020,977)	1,836,022
Gain on investment	—	—	—	(25,000)
	(3,291,254)	(7,645,769)	(23,828,898)	(12,461,111)
Changes in non-cash working capital
Increase in accounts receivable	(3,031,955)	(356,462)	(8,264,443)	(5,833,789)
Increase in inventories	(1,284,707)	(536,414)	(3,882,687)	(2,952,503)
Change in income taxes recoverable and payable	12,500	34,394	41,841	34,394
Decrease (increase) in prepaid expenses and other assets	57,674	355,035	(2,157,604)	(236,554)
Increase (decrease) in accounts payable and accrued liabilities and provisions	(878,738)	140,618	6,983,146	(773,326)
Increase (decrease) in deferred revenue and deferred partnership revenue	131,792	(1,159,725)	720,992	(1,276,509)
Net change in non-cash working capital balances related to operations	(4,993,434)	(1,522,554)	(6,558,755)	(11,038,287)
Increase (decrease) in non-current deferred revenue and deferred partnership fee revenue	214,341	(982,428)	297,424	(1,633,417)

Cash used in operating activities	(8,070,347)	(10,150,751)	(30,090,229)	(25,132,815)

INVESTING ACTIVITIES

Purchase of property and equipment	(2,494,240)	(1,161,944)	(8,057,980)	(6,399,928)
Purchase of intangible assets	—	(6,000,000)	—	(12,368,753)
Disposal of property and equipment	572,608	609,375	1,740,993	1,206,455
Redemption of long-term investment	—	—	—	25,000
Cash used in investing activities	(1,921,632)	(6,552,569)	(6,316,987)	(17,537,226)

FINANCING ACTIVITIES
Repayable government assistance	—	—	—	(17,587)
Proceeds from exercise of options	371,958	414,123	1,114,403	1,545,106
Proceeds from exercise of warrants	—	—	699,209	284,276
Cash provided by financing activities	371,958	414,123	1,813,612	1,811,795

Net decrease in cash and cash equivalents	(9,620,021)	(16,289,197)	(34,593,604)	(40,858,246)
Net foreign exchange difference	(11,875)	(13,696)	(63,738)	(23,992)
Cash and cash equivalents at beginning of period	116,422,098	157,750,437	141,447,544	182,329,782

Cash and cash equivalents at end of period	$106,790,202	$141,447,544	$106,790,202	$141,447,544